Exhibit 99.3

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA
Security Class
COMMON
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
• Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
• Go to the following web site:
www.investorvote.com
• Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 2 P R A R 0 9 9 9 9 9

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000002
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA
Security Class Common
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
• Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
• Go to the following web site:
www.investorvote.com
• Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000002/000002/i

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

INGQ 242554 2PR AR0 99999

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000003
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA
Security Class
Common
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder
communications electronically by visiting
www.investorcentre.com and clicking at the bottom of
the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000003/000003/i

SAM SAMPLE

C9999999999

IND PR1

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 2 P R A R 0 9 9 9 9 9

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000004
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA
Security Class Option Holders/RSU
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder
communications electronically by visiting
www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000004/000004/i

SAM SAMPLE

C9999999999

IND PR2

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 3 P R A R 0 9 9 9 9 9

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000005
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA
Security Class
COMMON
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone
telephone.
312-588-4290 Direct Dial
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting
www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000005/000005/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

INGQ 242554 2PR AR0 99999

InterOil Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000006 SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X AUSTRALIA
Security Class Common
Holder Account Number
C9999999999 IND Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
312-588-4290 Direct Dial
To Vote Using the Internet
Go to the following web site:
www.investorvote.com Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder
communications electronically by visiting
www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000006/000006/i

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 2 P R A R 0 9 9 9 9 9

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000007
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA
Security Class Common
Holder Account Number
C9999999999 IND
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Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
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9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
312-588-4290 Direct Dial
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting
www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000007/000007/i

SAM SAMPLE

C9999999999

IND PR1

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 2 P R A R 0 9 9 9 9 9

InterOil
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
INGQ 000008
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA
Security Class
Option Holders/RSU
Holder Account Number
C9999999999 IND
Fold
Form of Proxy - Special Meeting to be held on February 14, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
9. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy.
The chair of the meeting may waive or extend the proxy cut-off without notice.
Proxies submitted must be received by 12:00 p.m., Eastern Time, on February 10, 2017.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
312-588-4290 Direct Dial
To Vote Using the Internet
Go to the following web site:
www.investorvote.com Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting
www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 23456 78901 23456
INGQ_PRX_242554/000008/000008/i

SAM SAMPLE

C9999999999

IND PR2

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of InterOil to be held at JW Marriott Essex House New York, Park Room, 160 Central Park South, New York, New York 10019 on February 14, 2017 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Plan of Arrangement		
To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule C to the Management Information Circular of InterOil dated January 13, 2017, (the "**Information Circular**"), approving a statutory plan of arrangement under Section 195 of the *Business Corporations Act* (Yukon) involving InterOil and Exxon Mobil Corporation, all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

I N G Q 2 4 2 5 5 4 3 P R A R 0 9 9 9 9 9